UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): August 21, 2020

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Election of Directors at 2020 Annual Meeting

On August 21, 2020 Iroquois Valley Farmland REIT, PBC (the “Company”) held its annual meeting of stockholders for the year 2020 (the “2020 Annual Meeting”). At the 2020 Annual Meeting, the Company’s shareholders elected the following individuals to serve as directors, each to serve until 2023: Arnold W. Lau, Joseph A. Mantoan, and Malaika Maphalala.

The election results from the 2020 Annual Meeting were as follows:

	‘For’ Votes	‘Withheld’ Votes	‘Abstain’ Votes
Arnold W. Lau	39,300.12	100.00	450.82
Joseph A. Mantoan	39,431.94	100.00	319.00
Malaika Maphalala	38,674.36	162.94	1,013.64

Total shares outstanding as of the Record Date (July 1, 2020)	71,774.02
Total shares responding:	39,850.94 55.52%

Company Update

Following the 2020 Annual Meeting, the Company gave an informational presentation to attendees on its performance, business plan, impact, and strategy. A video recording will be made publicly available on the Company’s website at: www.iroquoisvalley.com.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated July 10, 2020, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial Officer

Date: August 27, 2020

3